December 5, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Amendment No. 11 to Registration Statement on Form S-1

Filed November 28, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated December 5, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 11 to the Registration Statement on Form S-1 filed November 28, 2022 (“Amendment No. 11”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 12 to the Registration Statement (“Amendment No. 12”). For your convenience we will deliver a copy of Amendment No. 12 as well as a copy of Amendment No. 12 marked to show all changes made since the filing of Amendment No. 11.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 12 unless otherwise specified.

Amendment No. 11 to Registration Statement on Form S-1

Capitalization, page 42

1.We note the revisions you have made to the capitalization table in response to prior comment 4; however, it appears you have not adjusted Additional paid in capital for the total estimated offering expenses to be incurred but rather only for the amount that was deferred as of September 30, 2022. In addition, you should reduce the Cash and cash equivalents account balance for the estimated offering expenses which were unpaid and not yet reflected in the Deferred offering costs account balance as of September 30, 2022. Please further revise the "as adjusted" column of your capitalization table to address these items.

Response: In response to the Staff’s comment the Company has updated the “As Adjusted” column and reduced the Cash and cash equivalents balance to account for the estimated offering expenses.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan